RECEIVED

2008 JUN 30 P 3:22

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

[redacted]

08003484

Date June 26, 2008
Contact Martina C. Erni-Schuler

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

PROCESSED
JUL 03 2008
THOMSON REUTERS

Corporate Communications

Enclosure

- **Disclosure of shareholding of Banque Cantonale Vaudoise pursuant to stock exchange act**

dw 7/1

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, June 26, 2008 – According to information provided by Banque Cantonale Vaudoise, Place Saint-François 14, 1003 Lausanne, on June 25, 2008, their purchase positions fell below the 3 % and their sale positions below the 5 % threshold as at June 20, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 1.67 %

- 94 550 long call options with 94 550 (0.67 %) voting rights conferred *)
- 141 959 short put options with 141 959 (1.00 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 4.81 %

- 305 224 short call options with 305 224 (2.16 %) voting rights conferred *)
- 375 434 long put options with 375 434 (2.65 %) voting rights conferred *)

The shareholder's contact person for the present notification is:
François Seydoux, Case postale 300, 1001 Lausanne
Tel +41 21 212 17 70, Fax +41 21 212 10 95

*) Based on a recommendation by SWX Swiss Exchange of January 8, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para.1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; Tel: +41 58 360 96 22; Fax: +41 58 360 91 93).

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date June 26, 2008
Contact Martina C. Erni

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

Enclosure

- **Oerlikon sells its Magnetic Media Equipment Business to Intevac**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Oerlikon sells its Magnetic Media Equipment Business to Intevac

- **Pure asset deal plus IP agreement**
- **Price undisclosed**

Pfäffikon SZ, June 26, 2008 – The Oerlikon Group is selling its magnetic media equipment business to Intevac, Santa Clara, USA. The corresponding contracts were signed yesterday between the parties.

"Oerlikon is streamlining its portfolio and divesting itself of a non-strategic asset. As an outstanding player in magnetic media industries, Intevac is in the best position to support Oerlikon's installed base", states Dr. Uwe Krüger, CEO of Oerlikon. "Intevac's acquisition of Oerlikon's magnetic media equipment assets together with related IP enables Intevac to utilize Oerlikon's developed technology and product solutions on Intevac systems", said Kevin Fairbairn, President and CEO of Intevac.

The transaction is structured as an asset purchase. Both parties agreed not to disclose price details. The staff members affected will be transferred almost without exception into other Oerlikon businesses, or retained by Intevac. Intevac will also enter negotiations with Oerlikon Leybold Vacuum for the supply of vacuum pumps.

By selling the magnetic media equipment business, Oerlikon is continuing to pursue its portfolio strategy of disposing of small non-core businesses where the company does not have world-leading positions. "After successfully having had processed significant magnetic media equipment engineering, this step now enables Oerlikon management to concentrate on growth areas for the group such as the solar and coating businesses", says CEO Krüger.

For further information, please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 percent of the turnover was invested in research and development (CHF 274 million).

About Intevac

Intevac was founded in 1991 and has two businesses: Equipment and Imaging Instrumentation. Equipment Business: Intevac is a leader in the design, manufacture and marketing of high-productivity "lean" manufacturing systems and has been producing "Lean Thinking" platforms since 1994. We are the leading supplier of magnetic media sputtering equipment to the hard disk drive industry and offer advanced etch technology systems to the semiconductor industry. Imaging Instrumentation Business: Intevac is a leader in the development of leading edge, high-sensitivity imaging products, vision systems and miniature Raman instruments. Markets addressed include military, industrial, physical science and life science.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date June 25, 2008
Contact Martina C. Erni

Maris Nolding

~~OC Oerlikon Corporation AG, Pfäff~~ikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

Enclosure

- **Disclosure of shareholding of Renova and Victory according to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, June 25, 2008 – According to information provided by Renova Industries Ltd., Nassau, Bahamas, and Victory Industriebeteiligung AG, Vienna, on June 23, 2008, the group consisting of Renova Industries Ltd. and Victory Industriebeteiligung AG has fallen below the 66 2/3 % threshold in the purchase positions and below the 3 % threshold in the sale positions due to the expiration of long call options, short call options and short put options and the sale of long call options, respectively.

Identity of the individual group members:

- Renova Industries Ltd., 2nd Terrace West, Centreville, Nassau, Bahamas
- Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria

Beneficial Owners:

- Renova Industries Ltd. is a 86 % controlled subsidiary of Renova Holding Ltd., 2nd Terrace West, Centreville, Nassau / Bahamas. The 100 % shareholder of Renova Holding Ltd. is TZ Columbus Services Ltd., Pasea Estate, Road Town, Tortola, British Virgin Island, as trustee of the Columbus Trust, a trust established under the laws of Cayman Islands, whose ultimate beneficiary is Mr. Viktor F. Vekselberg, 19 Bakrushina St., Bld. 2, Apt. 15, 113054 Moscow, Russia, and Susenbergstrasse 94, CH-8044 Zurich, Switzerland.
- Victory Industriebeteiligung AG is a subsidiary of RPR Privatstiftung, Seilerstätte 18-20, 1010 Wien, Österreich, and Millennium Privatstiftung, Praterstrasse 62-64, A-1020 Vienna, Austria.

Date of the acquisition or sale or understanding which resulted in holdings reaching, exceeding or falling below the threshold:

- Expiration of short call options conferring 1 500 000 voting rights: June 20, 2008
- Expiration of long call options/short put options conferring 1 177 083 voting rights and of short call options conferring 300 000 voting rights: June 20, 2008
- Sale of long call options conferring 787 500 voting rights: June 17, 2008

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Date of transfer of equity securities:

- Value date of sale of long call options conferring 787 500 voting rights: June 20, 2008

Type of understanding:

Agreement between Victory Industriebeteiligung AG and Renova Industries Ltd. dated May 9, 2008

Person responsible for representing all group members:

- Mr. Vladimir Kuznetsov, Zurich, represents the members of the Renova Group
- Mr. Ronny Pecik, Vienna, represents the members of the Victory Group

Purchase positions:

Percentage of voting rights held by all members together: 57.84 %

- 7 239 560 registered shares (51.19 %)
- 140 251 955 long call options with 936 883 (6.62 %) voting rights conferred
- 420 short put options with 4 200 (0.03 %) voting rights conferred

Details conversion rights, share purchase rights and granted share sale rights:

Security ID number / basic terms	Exercise type	Number of rights	Number of voting rights conferred	Percentage of voting rights
ABN Amro Call Sept 08 700 (NL0000814382)	physical	100 000	100 000	0.71
CH0032768944	physical	4 000 000	40' 000	0.28
CH0032768951	physical	4 000 000	40 000	0.28
CH0032768969	physical	4 000 000	40 000	0.28
ABN Amro Call Dec 08 550 (NL0006012320)	physical	100 000	100 000	0.71
ABN Amro Call Mar 09 600 (NL0006013245)	physical	100 000	100 000	0.71
CH0034819208	physical	18 750 000	75 000	0.53
CH0033307577	physical	21 700 000	72 333	0.51
CH0036478474	physical	87 500 000	350 000	2.47
[EUREX] UNAX Sep 08 Call 440	physical	1 955	19 550	0.14
[EUREX] UNAX Dec 08 Put 320	physical	420	4 200	0.03

Sale positions:

Percentage of voting rights from underlying shares (entire shareholding): 0.29 %

- 4 045 short call options with 40 450 (0.29 %) voting rights conferred

Details sale postitions:

Security ID number / basic terms	Exercise type	Number of rights	Number of voting rights conferred	Percentage of voting rights
[EUREX] UNAX Dec 08 Call 440	physical	1 100	11 000	0.08
[EUREX] UNAX Sept 08 Call 480	physical	25	250	0.00
[EUREX] UNAX Dec 08 Call 480	physical	2 920	29 200	0.21

Contact persons responsible:

- for Renova Industries Ltd.:
  Mr. David Kalberer, CH-8832 Wilen, Switzerland
  Tel.: +41 43 210 95 43
  Fax: +41 43 210 95 39
  E-Mail: david.kalberer@renova-group.ch

- for Victory Industriebeteiligung AG:
  Mr. Matthias Kuster, P.O. Box, CH-8022 Zurich, Switzerland
  Tel.: +41 44 211 10 12
  Fax: +41 44 211 10 13

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

END